June 27, 2016

VIA EDGAR

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          Voya Prime Rate Trust

(SEC File Nos. 333-203624; 811-05410)

(SEC File Nos. 333-203653; 811-05410)

Dear Ms. Browning:

This letter responds to the follow-up comment provided by the Staff of the U.S. Securities and Exchange Commission (“Staff”) on June 27, 2016, for the Registration Statements on Form N-2 of Voya Prime Rate Trust (“Registrant”) filed on April 25, 2016. Our summary of the comment and our response thereto is provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

1.                                      Comment:            The Staff requested that the Registrant revise the “Example” under “Fees and Expenses of the Trust” on page 6 of the prospectuses to reflect whole dollar figures in accordance with the requirements of Instruction 3 to Item 3 of Form N-2.

Response:             The Registrant will make the requested change.

Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Jessica L. Reece

Jessica L. Reece, Esq.

cc: Elizabeth Reza, Esq.

Timothy Diggins, Esq.

Kristen Freeman, Esq.

ATTACHMENT A

VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

June 27, 2016

VIA EDGAR

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F. Street

Washington, D.C.  20549

RE:                          Voya Prime Rate Trust

(SEC File Nos. 333-203624, 811-05410)

(SEC File Nos. 333-203653, 811-05410)

Dear Ms. Browning:

Voya Prime Rate Trust (the “Registrant”) recognizes the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Further, the Registrant recognizes that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. Lastly, the Registrant recognizes that it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
Voya Investment Management — Voya Family of Funds

Attachment

cc:	Elizabeth J. Reza, Esq.
Ropes & Gray LLP